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                                                                      Exhibit 99
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              HUSSMANN COMPLETES KOXKA ACQUISITION; WILL RECORD
             ONE-TIME CHARGE FOR NON-CAPITALIZED ACQUISITION COSTS


ST. LOUIS, MO, March 30, 1999...Hussmann International has completed the acquisition of Grupo Koxka (Koxka), the leading commercial refrigeration company in Spain and Portugal for $145 million. Through a cash tender offer, Hussmann secured virtually 100 percent of the outstanding shares of stock in Koxka, a publicly traded company on the Madrid Stock Exchange.

Koxka manufactures a complete line of commercial and industrial refrigeration products, including standard and custom merchandising display cases for supermarkets, beverage coolers, ice cream merchandisers and an array of other self-contained food merchandisers. In 1998, Koxka had sales of approximately $135 million, EBITDA (earnings before interest, income taxes, depreciation and amortization) of approximately $20 million and net income of approximately
$11 million.

The acquisition gives Hussmann the leading industry position in Spain and Portugal and a strong competitive base in continental Europe. Prior to Hussmann's acquisition of Koxka, Hussmann's presence in Europe, the second largest market for commercial refrigeration, had been primarily limited to its $140 million operation in the United Kingdom.

In its first quarter of 1999, which will be reported on April 28, Hussmann will record a one-time charge of approximately $10 million (pre-tax) for losses associated with the financial instruments used to hedge the purchase price of Koxka. Because Koxka was a publicly traded company in Spain, the purchase price was denominated in Spanish Pesetas. In order to avoid foreign exchange exposure, Hussmann hedged the Peseta exposure to lock in a U.S. Dollar purchase price of $145 million. Uncertainty in exchange rates, particularly prior to the launch of the new European currency in January, also influenced Hussmann's decision to guarantee the $145 million purchase price. During the period the
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hedging instruments were outstanding, the Spanish Peseta weakened significantly against the U.S. Dollar.

Generally accepted accounting principles allow only direct costs of the acquisition to be capitalized in determining the purchase price. These costs will be approximately $135 million. Any gains or losses realized when settling the hedging instruments are not considered direct costs and must be reflected in the income statement of the corresponding period. Hussmann will record these costs, approximately $10 million, in its first quarter 1999.

For the year ended December 31, 1998, Hussmann reported record sales and revenues of $1.2 billion and record net income of $62.4 million on a pro forma basis. Diluted earnings per share on a pro forma basis for the full year 1998 was $1.20. Hussmann International, Inc. (HSM-NYSE) is the world's leading manufacturer of food store equipment and commercial refrigeration products.